REDBIRD BD, LLC

Financial Statement
December 31, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70125

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RedBird BD LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

667 Madison Avenue, 16th Floor
(No. and Street)

New York	NY	10065
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Klein	212-235-2040	rklein@redbirdcap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this filing*

Reynolds & Rowella, LLP
(Name – if individual, state last, first, middle name)

51 Locust Avenue	New Canaan	CT	06840
(Address)	(City)	(State)	(Zip Code)

04/23/2009	3448
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Klein, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of RedBird BD, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: PRESIDENT

Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



CHERYL HINES
Notary Public
Connecticut
My Commission Expires Jan 31, 2024

RedBird BD, LLC
Index
December 31, 2021



REYNOLDS + ROWELLA
ACCOUNTING AND CONSULTING

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member
of Redbird DB, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Redbird BD, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Redbird BD, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Redbird BD, LLC's management. Our responsibility is to express an opinion on Redbird BD, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Redbird BD, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Reynolds + Rowella, LLP

Reynolds + Rowella, LLP

We have served as Redbird BD, LLC's auditor since 2019.

New Canaan, CT
February 28, 2022

RedBird BD, LLC
Statement of Financial Condition
December 31, 2021

ASSETS
Cash	$	565,186
Fees receivable		952,027
Due from affiliate		535,456
Prepaid income taxes		27,000
Prepaid expenses and other assets		4,565
Total assets	$	2,084,234

LIABILITIES AND MEMBER'S EQUITY

Liabilities
Accounts payable and accrued expenses	$	96,090
Total liabilities		96,090
Member's equity		1,988,144
Total liabilities and member's equity	$	2,084,234

The accompanying notes are an integral part of the financial statement.

RedBird BD, LLC
Notes to Financial Statement
For the year ended December 31, 2021

1. Nature of operations and summary of significant accounting policies

Nature of Business

RedBird BD, LLC (the "Company"), a wholly-owned subsidiary of RedBird Capital Partners Alternative Holdings LLC (the "Parent"), is a limited liability company organized under the laws of the State of Delaware on November 30, 2016. On October 8, 2018, the Company received approval to become a capital acquisition broker-dealer and as such is registered as a capital acquisition broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a strategic and financial advisory firm, which focuses on the private placement of securities and on the planning and structuring of transactions, including mergers, acquisitions, restructurings and other significant corporate and finance activities, which may result in securities offerings.

Basis of Presentation

The Company's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of the financial statement in conformity with US GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days at the time of purchase. The carrying amounts of cash equivalents approximate the fair value due to the short term nature of these instruments. There were no cash equivalents as of December 31, 2021.

Fees Receivable

Fees receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts.

Fees receivable includes one transaction at the present value of a series of contractual payments. As of December 31, 2021, the present value of the fee receivable was $952,027 as compared to the aggregate contractual principal amounts outstanding of $1,000,000. A total of $500,000 of the fee receivable from the one transaction is due greater than one year from December 31, 2021.

There were no fees receivable past due as of December 31, 2021.

Allowance for credit losses

The Company applies Accounting Standards Codification ("ASC") Topic 326, Financial Instruments – Credit Losses ("ASC 326") for certain financial assets measured at amortized cost to estimate current expected credit losses ("CECL").

1. **Nature of operations and summary of significant accounting policies (continued)**

Allowance for credit losses (continued)

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivable is not significant until they are 90 days past due on the contractual arrangement and expectation of collection is in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2021.

Disaggregation of Revenue

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. No contract assets are reported in the accompanying statement of financial condition at December 31, 2021.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied.

As of December 31, 2021, there were no contract liabilities reported on the accompanying statement of financial condition.

The below schedule summarizes the contract liability activity during the year ended December 31, 2021.

	Balance as of 12/31/2020	Additions for the year ended 12/31/2021	Revenue recognized for the year ended 12/31/2021	Balance as of 12/31/2021
Deferred revenue	$ -	$ 500,000	$ (500,000)	$ -

RedBird BD, LLC
Notes to Financial Statement
December 31, 2021

1. Nature of operations and summary of significant accounting policies (continued)

Income Taxes

The Company is a single member limited liability company treated as a disregarded entity for federal and state income tax purposes and, accordingly, no income taxes are incurred by the Company as all earnings and losses flow directly to the Parent. However, the Company is subject to New York City Unincorporated Business Tax and records a provision for unincorporated business taxes and reimburses the Parent for taxes incurred attributable to the Company's income, which is reported in the Parent's tax returns.

At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal, state and local income tax audits for tax years 2019 through 2021.

At December 31, 2021, the Company had prepaid income tax of $27,000 in the accompanying statement of financial condition.

Leases

In February 2016, the FASB issued Accounting Standards Update ("ASU") 2016-02, Leases and in July 2018, the FASB issued ASU 2018-10, Codification Improvements to Leases collectively ("Topic 842"), which supersedes the existing guidance for lease accounting, Leases (Topic 840). Topic 842 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The Company performed an internal review of its active agreements including its expense sharing agreement with an affiliate of the Company, RedBird Capital Partners Management LLC (the "Operating Affiliate"). The expense sharing agreement does not convey the right to control the use of specific space as the space utilized by the Company is leased by and also shared with the Company's Operating Affiliate which has significant operations in the United States and the space is at any time subject to substitution at the sole discretion of the Operating Affiliate. Since the Company cannot reasonably identify the underlying asset and does not exercise control over the asset, it is the Company's position that rent allocated to the Company pursuant to the expense sharing agreement does not constitute a lease within the scope of Topic 842. Therefore, the Company concluded Topic 842 did not have an impact on its operations as the Company has determined it has no leases.

2. Related party transactions

Effective October 8, 2018, the Company entered into an expense sharing agreement with the Operating Affiliate whereby the Operating Affiliate provides certain administrative services in connection with the Company's operations. These include personnel, professional services, physical premises, utilities, the use of office equipment, travel, insurance, subscriptions, and other general and administrative services.

As of December 31, 2021, the overpayment balance with the Operating Affiliate was $535,456 and is included in Due from affiliate in the accompanying statement of financial condition.

3. Concentration of credit risk

The Company maintains its cash balance with one financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company's cash balance may exceed the FDIC coverage of $250,000. The Company has not experienced any losses in such account and believes it is not subject to any significant credit risk on cash.

4. Concentration of fees receivable

As of December 31, 2021, 100% of the fees receivable were due from one customer.

5. Net capital requirement

The Company is a member of the Financial Industry Regulatory Authority and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company's net capital was $469,096, which was $462,690 in excess of its minimum requirement of $6,406. At December 31, 2021, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was 0.20 to 1.0.

6. Exemption from Rule 15c3-3

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240,15c3-3 since the Company limits its business activities pursuant to footnote 74 to SEC Release 34-70073 Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule 17a-5 and since the Company carries no customer accounts, and does not otherwise hold funds or securities of customers.

7. Risks and Uncertainties

During the 2020 calendar year, the World Health Organization had declared the outbreak of the coronavirus ("Covid-19") to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

In the ordinary course of business, the Company may be subject to litigation. In management's opinion, based upon the information available at this time there are no litigation claims against the Company that would have a material impact on the financial position or operating results of the Company.

8. **Subsequent events**

The Company has evaluated its subsequent events through February 28, 2022, the date that the accompanying financial statements were available to be issued. There were no significant subsequent events which would require recognition or disclosure in the accompanying financial statements.